EXHIBIT 23.6

Consent of the Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 23, 2012, with respect to the consolidated balance sheets of the Credit Suisse AG and its subsidiaries (the “Bank”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in  equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our reports contain an explanatory paragraph that states that the Group changed its method of accounting for variable interest entities in 2010 due to the adoption of ASU 2009-17.

/s/ MARC UFER	/s/ SIMON RYDER
Marc Ufer	Simon Ryder
Partner	Partner

Zurich, Switzerland

March 23, 2012